
WOODSIDE

3 May 2005




05007805

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – VIC/P37(v) Halladale-1 DW-3, lodged with the Australian Stock Exchange on 3 May 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)



TUESDAY, 3 MAY 2005
10:00 AM (WST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

VIC/P37(v)
HALLADALE-1 DW-3

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that operations on Halladale-1 DW-3 were concluded at 05:30 hrs AEST on 2 May 2005. The well has been plugged and abandoned as planned and the rig has been released from the location.

Three wells were drilled from the Halladale-1 location. Halladale-1 DW-1 (Location Black Watch) was drilled, deviated to the south and intersected a gross gas-bearing interval of 59 metres (true vertical thickness) in the Waarre Formation at the Black Watch prospect. Halladale-1 DW-2 was drilled, deviated to the north and intersected a gross gas-bearing interval of 21 metres (true vertical thickness) in the Waarre Formation at the Halladale prospect. Halladale-1 DW-3 was drilled, deviated to the northeast to obtain aquifer pressures in the Waarre Formation down-flank from the Halladale gas accumulation. All wells have been plugged and abandoned as planned.

The 'Ocean Patriot' semi-submersible rig drilled the wells, located in Otway Basin permit VIC/P37(v), approximately 4 kilometres from shore and 24 kilometres west of the coastal township of Port Campbell. Water depth at the location is 45.9 metres below mean sea level. Origin Energy Resources Limited is Operator of the permit, with drilling operations managed by Woodside under an agreement with Origin.

Joint venture participants in VIC/P37(v) are Woodside Energy Ltd. (62.5%) and Origin Energy Resources Limited (37.5%).

This will be the final release to the market regarding these wells.